Exhibit 99.63

Extractive Sector Transparency Measures Act - Annual Report
Reporting Entity Name	Aya Gold & Silver Inc.
Reporting Year	From	2024-01-01	To:	2024-12-31	Date submitted	2025-05-26
Reporting Entity ESTMA Identification Number	E296052		¤ Original Submission O Amended Report
Other Subsidiaries Included (optional field)

Not Consolidated

Not Substituted

Attestation by Reporting Entity
In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above.
Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full Name of Director or Officer of Reporting Entity	Ugo Landry-Tolszczuk				Date	2025-05-26
Position Title	CFO

Exhibit 99.63

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	2024-01-01	To:	2024-12-31
Reporting Entity Name		Aya Gold & Silver Inc.				Currency of the Report	CAD
Reporting Entity ESTMA Identification Number		E296052
Subsidiary Reporting Entities (if necessary)
Payments by Payee
Country	Payee Name[1]	Departments, Agency, etc… within Payee that Received Payments[2]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes[34]
Morocco	Government of Morocco	National Office of Hydrocarbons and Mines (ONHYM)		1 800 000						1 800 000
Morocco	Government of Morocco	The General Tax Administration	7 710 000							7 710 000
Morocco	Rural town of Askaouen		220 000							220 000
Morocco	Government of Morocco	National Office of Electricity and Drinking Water (ONEE)							11 780 000	11 780 000	L'Office National de l'Électricité et de l'Eau Potable (ONEE)

Additional Notes:	All payments to payees in Morocco were made in Moroccan Dirham (MAD). The exchange rate applied was the annual average of daily MAD/CAD rates, which was 7.265.

Exhibit 99.63

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	2024-01-01	To:	2024-12-31
Reporting Entity Name		Aya Gold & Silver Inc.				Currency of the Report	CAD
Reporting Entity ESTMA Identification Number		E296052
Subsidiary Reporting Entities (if necessary)
Payments by Project
Country	Project Name[1]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes[23]
Morocco	Zgounder Millenium Silver Mining S.A. (ZMSM)	7 640 000	1 800 000					11 780 000	21 220 000
Morocco	Boumadine Global Mining S.A. (BGM)	290 000						-	290 000

Additional Notes[3]:	All payments to payees in Morocco were made in Moroccan Dirham (MAD). The exchange rate applied was the annual average of daily MAD/CAD rates, which was 7.265.

CERTIFICATE TO BE USED WITHIN THE CONTEXT OF THE SUBSTITUTION OF A STATEMENT OF
A CORPORATION THAT IS NOT AN ENTITY
I certify that I have examined the information concerning Aya Gold & Silver Inc. for the fiscal year that began on January 1st, 2024 and ended on December 31st, 2024.
To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete.
Full name of the officer or director: Ugo Landry-Tolszczuk
Title of position: Chief Financial Officer
Date: July 7, 2025

/s/ Ugo Landry-Tolszczuk
Ugo Landry-Tolszczuk
AYA GOLD & SILVER INC.
132-1320 Boul. Graham, Mont Royal, QC, H3P-3C8
www.ayagoldsilver.com